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As filed with the Securities and Exchange Commission on October 17, 2001.

Amendment No. 1 on Form S-8 to Registration Statement on Form S-2 No. 333-67698

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
ON
FORM S-8
TO REGISTRATION STATEMENT
ON
FORM S-2
Under
THE SECURITIES ACT OF 1933

Science Applications International Corporation
(Exact name of registrant as specified in its charter)

Delaware	95-3630868
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10260 Campus Point Drive
San Diego, California 92121
(858) 826-6000
(Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

Direct Stock Purchase Program
(Full title of the plan)

Douglas E. Scott, Esq.
Senior Vice President and General Counsel
Science Applications International Corporation
10260 Campus Point Drive
San Diego, California 92121
(858) 826-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

PROSPECTUS

12,310,333 Shares of Class A Common Stock

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

    SAIC is offering 10,800,000 shares of its Class A common stock to present and future employees, consultants and directors, which includes shares that are anticipated to be offered and sold directly by our stockholders in our limited market, which sales may be attributed to SAIC by the SEC.

    The selling stockholders may from time to time offer and sell up to an aggregate of 1,510,333 shares of Class A common stock under this prospectus.

    Our certificate of incorporation limits a stockholder's right to transfer these shares. We have a right to repurchase the shares if a stockholder's employment or affiliation with us terminates.

    All stockholders who sell shares in our limited market, other than our retirement plans, will pay a 1% commission. We will receive proceeds only from sales of shares made directly by us. We will not receive any proceeds from sales made by our stockholders, even when such sales are attributable to SAIC by the SEC.

    Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 3 to read about factors you should consider before buying shares of our common stock.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The Class A common stock is not listed on any national securities exchange or the Nasdaq stock market. Our board of directors determines the price at which shares are purchased. They use a valuation process, which includes a formula and the assistance of an independent appraisal firm, to establish the stock price. The price of the shares on October 17, 2001 was $32.27.

The date of this prospectus is October 17, 2001

Science Applications International Corporation

    We provide diversified professional and technical services involving the application of scientific expertise to solve complex problems for both commercial and government customers worldwide. These services frequently involve computer and systems technology. Through one of our subsidiaries, Telcordia Technologies, Inc. (which we refer to as "Telcordia"), we provide software, engineering and consulting services, advanced research and development, technical training and other services to the telecommunications industry.

    We provide technical services mainly in the following market areas:

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  information technology

  •
  national security

  •
  telecommunications

  •
  health care

  •
  energy

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  environment

    Acquisitions, investments and joint ventures have contributed to a significant portion of our growth in revenues and profitability in recent years. We financed our acquisitions of businesses in fiscal years 2001, 2000 and 1999 primarily with cash from operations. We evaluate potential acquisitions, investments and joint ventures on an ongoing basis. Although we have generally been successful in the past at identifying, completing and integrating into our company acquisitions, investments and joint ventures, we cannot assure you that we will be able to continue to do so. We also cannot assure you that we can accurately estimate the financial effects of these transactions on our business.

    Our principal office and corporate headquarters are located in San Diego, California at 10260 Campus Point Drive, San Diego, California 92121 and our telephone number is (858) 826-6000.

    This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in the securities.

Risk Factors

    You should carefully consider the risks and uncertainties described below in your evaluation of us and our business. These are not the only risks and uncertainties that we face. If any of these risks or uncertainties actually occur, our business, financial condition or operating results could be materially harmed and the price of our Class A common stock could decline.

RISKS RELATING TO OUR BUSINESS

A substantial percentage of our revenue is from U.S. government customers and the regional Bell operating companies

    We derive a substantial portion of our revenues from the U.S. Government in our capacity as a prime contractor or a subcontractor. The percentage of total revenues from the U.S. Government was 54% in fiscal year 2001, 52% in fiscal year 2000 and 50% in fiscal year 1999. Our revenues could be adversely impacted by a reduction in the overall level of U.S. Government spending and by changes in its spending priorities from year to year. Furthermore, even if the overall level of U.S. Government spending does increase or remains stable, the budgets of the government agencies with whom we do business may be decreased or our projects with them may not be sufficiently funded, particularly because Congress usually appropriates funds for a given project on a fiscal-year basis even though contract performance may take more than one year. In addition, obtaining U.S. Government contracts remains a highly competitive process and this has led to a greater portion of our revenue base being associated with contracts providing for a lower amount of reimbursable cost than we have traditionally been able to recover.

    Telcordia historically has derived a majority of its revenues from the regional Bell operating companies, which we call "RBOCs." The percentage of total Telcordia revenues from the RBOCs was 62% in fiscal year 2001, 53% in fiscal year 2000 and 62% in fiscal year 1999. In order for Telcordia to maintain or exceed historical growth rates, it will need to continue to increase its market share from the RBOCs and/or diversify its business by obtaining new customers. With the recent downturn in the telecommunications industry, Telcordia's business is more dependent on its business from the RBOCs and diversifying its business by obtaining new customers. Loss of business from the RBOCs could reduce revenues and have an adverse impact on our business.

    We have made progress in our efforts to diversify our business across a greater number of customers. However, we still remain heavily dependent upon the U.S. Government as our primary customer and the RBOCs are a major source of Telcordia's revenues. Our future success and revenue growth will depend in part upon our ability to continue to expand our customer base.

If we fail to implement our acquisition or investment strategy, our business could suffer

    We have historically supplemented our internal growth through acquisitions, investments or joint ventures. We evaluate potential acquisitions, investments and joint ventures on an ongoing basis. Our acquisition and investment strategy poses many risks, including:

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  We may not be able to compete successfully for available acquisition candidates, complete future acquisitions and investments or accurately estimate their financial effect on our business

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  Future acquisitions, investments and joint ventures may require us to issue additional common stock, spend significant cash amounts or decrease our operating income

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  We may have trouble integrating the acquired business and retaining its personnel

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  Acquisitions, investments or joint ventures may disrupt our business and distract our management from other responsibilities

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  If our acquisitions or investments fail, our business could be harmed

We face increasing risks associated with our growing international business

    We expect our revenues from customers outside the U.S. to continue to increase in the future. Consequently, we are increasingly subject to the risks of conducting business internationally. These risks include:

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  unexpected changes in regulatory requirements

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  tariffs

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  political and economic instability

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  unfamiliar and unknown business practices and customs

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  restrictive trade policies

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  inconsistent product regulation

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  the cost of complying with a variety of laws

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  licensing requirements

    We do not know the impact that such regulatory, geopolitical and other factors may have on our business in the future.

    We have transactions denominated in foreign currencies because some of our business is conducted outside of the United States. In addition, our foreign subsidiaries generally conduct business in foreign currencies. We are exposed to fluctuations in exchange rates, which could result in losses and have a significant impact on our results of operations. This risk may be significant for entities such as INTESA, a Venezuelan joint venture in which we own 60%, that operate in a highly inflationary economy. Our risks include the possibility of significant changes in exchange rates and the imposition or modification of foreign exchange controls by either the U.S. or applicable foreign governments. We have no control over the factors that generally affect these risks, such as economic, financial and political events and the supply and demand for the applicable currencies. We may use forward foreign currency exchange rate contracts to hedge against movements in exchange rates for contracts denominated in foreign currencies. We cannot assure you that a significant fluctuation in exchange rates will not have a significant negative impact on our results of operations.

Our business could suffer if we lose the services of Dr. Beyster or other key personnel

    Our success to date has been a result of the contributions of our founder and chief executive officer, J.R. Beyster (age 77), and, to a lesser extent, our other executive officers. Dr. Beyster and these executive officers are expected to continue to make important contributions to our success. The loss of any of these key personnel could materially affect our operations. We generally do not have long-term employment contracts with these key personnel nor do we maintain "key person" life insurance policies.

Unsuccessful resolution of the Telkom South Africa Arbitration could harm our business

    In March 2001, our Telcordia subsidiary filed a Demand for Arbitration with the International Chamber of Commerce in Paris, France initiating arbitration and seeking damages of approximately $130 million from Telkom South Africa related to a contract dispute. Telcordia contends that Telkom South Africa had breached the contract for, among other things, taking and using Telcordia software without paying for it, improperly refusing to accept software deliveries, failing to cooperate in defining future software releases, and failing to make other payments due under the contract. In May 2001, Telkom South Africa filed with the International Chamber of Commerce its Answer to Telcordia's Demand for Arbitration and its Counterclaims against Telcordia. Telkom South Africa contends that Telcordia breached the contract for, among other things, failing to provide deliverables compliant with the requirements of the contract at the times provided in the contract. Telkom South Africa also contends that Telcordia misrepresented its capabilities and the benefits that Telkom South Africa would receive under the contract. Telkom South Africa seeks substantial damages from Telcordia, including repayment of approximately $97 million previously paid to Telcordia under the contract and the excess costs of reprocuring a replacement system, estimated by Telkom South Africa to be $234 million. Telcordia disputes Telkom South Africa's contentions and intends to vigorously defend against these claims while pursuing its own claims in the arbitration. Although the ultimate outcome of this matter is presently not determinable, an adverse resolution could harm our business. Protracted litigation, regardless of outcome, could result in substantial costs and divert management's attention and resources. In addition, an unfavorable resolution of the contract dispute could have a material adverse effect on our consolidated financial position, results of operations and cash flows.

We face risks relating to Government contracts

    The Government may modify, curtail or terminate our contracts.  Many of the U.S. Government programs in which we participate as a contractor or subcontractor may extend for several years; however, these programs are normally funded on an annual basis. The U.S. Government may modify, curtail or terminate its contracts and subcontracts at its convenience. Modification, curtailment or termination of our major programs or contracts could have a material adverse effect on our results of operations and financial condition.

    Our business is subject to potential Government inquiries and investigations.  We are from time to time subject to certain U.S. Government inquiries and investigations of our business practices due to our participation in government contracts. We cannot assure you that any such inquiry or investigation would not have a material adverse effect on our results of operations and financial condition.

    Our contract costs are subject to audits by Government agencies.  The costs we incur on our U.S. Government contracts, including allocated indirect costs, may be audited by U.S. Government representatives. These audits may result in adjustments to our contract costs. We normally negotiate with the U.S. Government representatives before settling on final adjustments to our contract costs. Substantially all of our indirect contract costs have been agreed upon through fiscal year 2000. We have recorded contract revenues in fiscal year 2001 based upon costs we expect to realize upon final audit. However, we do not know the outcome of any future audits and adjustments and we may be required to reduce our revenues or profits upon completion and final negotiation of these audits.

If we fail to control fixed-price contracts, it may result in reduced profits or losses

    The percentage of our revenues from firm fixed-price contracts was 34% for the six months ended July 31, 2001, 36% for fiscal year 2001, 41% for fiscal year 2000 and 39% for fiscal year 1999. Because we assume the risk of performing a firm fixed-price contract at a set price, the failure to accurately estimate ultimate costs or to control costs during performance of the work could result, and in some instances has resulted, in reduced profits or losses for such contracts.

If we fail to recover pre-contract costs, it may result in reduced profits or losses

    Any costs we incur before the execution of a contract or contract amendment are incurred at our risk, and it is possible that the customer will not reimburse us for these pre-contract costs. At July 31, 2001, we had pre-contract costs of $27,286,000. We cannot assure you that contracts or contract amendments will be executed or that we will recover the related costs.

An economic downturn could harm our business

    Our business, financial condition and results of operations may be affected by various economic factors. Unfavorable economic conditions may make it more difficult for us to maintain and continue our revenue growth. In an economic recession or under other adverse economic conditions, customers and vendors may be more likely to be unable to meet contractual terms or their payment obligations. A decline in economic conditions may have a material adverse effect on our business.

We may suffer adverse consequences if we are deemed to be an investment company

    We believe that we are actively engaged in the business of providing professional and technical scientific services, together with computer and systems technology, to our customers. However, in recent years we have made investments in public and private companies. In the future, depending on the value of these investments in relation to the financial statements as a whole, it is possible that we may be deemed to be an investment company. Investment companies are subject to registration under, and must operate in compliance with, the Investment Company Act of 1940 unless a particular exclusion or exemption applies. Although we currently are not required to register under this Act, fluctuations in the value of our investments or of our other assets may subject us to registration. As a result, we may be required to take various precautionary steps to avoid registration, including the disposition or acquisition of certain assets, which might not otherwise be taken. It would not be feasible for us to be regulated as an investment company because the Investment Company Act rules are inconsistent with our business strategy.

RISKS RELATING TO OUR INDUSTRY

Our business could suffer if we fail to attract, train and retain skilled employees

    The availability of highly trained and skilled professional, administrative and technical personnel is critical to our future growth and profitability. Competition for scientists, engineers, technicians, management and professional personnel is intense and competitors aggressively recruit key employees. Because of our growth and competition for experienced personnel, it has become more difficult to meet all of our needs for these employees in a timely manner. We intend to continue to devote significant resources to recruit, train and retain qualified employees; however, we cannot assure you that we will be able to attract and retain such employees on acceptable terms. Any failure to do so could have a material adverse effect on our operations.

Our failure to remain competitive could harm our business

    Our business is highly competitive, particularly in the business areas of telecommunications and information technology outsourcing. We compete with larger companies that have greater financial resources and larger technical staffs. We also compete with smaller, more specialized entities that are able to concentrate their resources on particular areas. In addition, we also compete with the U.S. Government's own in-house capabilities and federal non-profit contract research centers. To continue our success, we must provide superior service and performance on a cost-effective basis.

RISKS RELATING TO OUR STOCK

Because no public market exists for our stock, the ability of stockholders to sell their stock in the limited market is limited

    There is no public market for the Class A common stock. The limited market maintained by our wholly-owned broker-dealer subsidiary, Bull, Inc., permits existing stockholders to offer our stock for sale only on predetermined trade dates and only at the price determined by the board of directors. Generally, there are four trade dates each year; however, a scheduled trade date could be postponed or cancelled. Also, if there are insufficient buyers for the stock on any trade date, our stockholders may not be able to sell stock on the trade date. We are authorized but not obligated to purchase shares of Class A common stock in the limited market on any trade date, and, accordingly, our stockholders may be unable to sell all the shares they desire to sell.

The ability of stockholders to sell or transfer their common stock outside the limited market is restricted

    Our certificate of incorporation limits our stockholders' ability to sell or transfer shares of Class A common stock in some circumstances. These restrictions include:

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  our right of first refusal to purchase shares a stockholder offers to sell to a third party other than in our limited market

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  our right to repurchase shares upon the termination of a stockholder's employment or affiliation with us

    The repurchase restriction does not apply to employees who qualify for our Alumni Program and who elect to have us defer our repurchase rights for five years.

Our stock price and the price at which all trades in the limited market occur is determined by our board of directors and is not established by market forces

    Our stock price is not determined by a trading market of bargaining buyers and sellers. Our board of directors determines the price at which the Class A common stock trades by using the valuation process described under Determination of Offering Price. All trades made in the limited market will be at the stock price determined by the board of directors. Our board of directors believes the stock price represents a fair market value; however, we cannot assure you that the stock price represents the value that would be obtained if our stock was publicly traded. The formula, which is one part of the valuation process, does not specifically include variables reflecting all financial and valuation criteria that may be relevant. In addition, our board of directors generally has broad discretion to modify the formula. Absent changes in the market factor used in the formula, which may change from quarter to quarter as appropriate to reflect changing business, financial and market conditions, and accounting and other impacts unrelated to our value, the mechanical application of the formula tends to reduce the impact of quarterly fluctuations in our operating results on the stock price because the formula takes into account our segment operating income for the four preceding quarters.

Future returns on our common stock may be significantly lower than historical returns

    We cannot assure you that the Class A common stock will provide returns in the future comparable to those achieved historically or that the price will not decline.

Changes in our business may increase the volatility of the stock price

    The stock price could be subject to significant fluctuations in the future. The volatility is expected to result from the impact on our stock price of:

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  our significant investments in publicly and privately traded companies and the volatility of the price of those companies' shares

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  the mix of our commercial and international business as a proportion of our overall business and the volatility associated with companies in those business areas

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  the impact of acquisitions, investments, joint ventures and divestitures that we may undertake

    Finally, the market factor used in the formula may change from quarter to quarter, as appropriate, to reflect changing business, financial, investment and market conditions.

Restrictions in our certificate of incorporation and bylaws may discourage takeover attempts that you might find attractive

    Our certificate of incorporation and bylaws may discourage or prevent attempts to acquire control of us that are not approved by our board of directors, including transactions in which stockholders might receive a premium for their shares above the stock price. Our stockholders may view such a takeover attempt favorably. In addition, the restrictions may make it more difficult for our stockholders to elect directors not endorsed by us.

Statement Regarding Forward-Looking Statements

    The information contained in this prospectus or in documents that we incorporate by reference or in statements made by our management includes forward-looking statements that involve a number of risks and uncertainties. A number of factors, including but not limited to those outlined in the Risk Factors, could cause our actual results, performance, achievements or industry results to be very different from the results, performance or achievements expressed or implied by these forward-looking statements.

    In addition, forward-looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known or unknown risks, uncertainties and other factors. Accordingly, a forward-looking statement is not a prediction of future events or circumstances and those future events or circumstances may not occur. Given these uncertainties, you are warned not to rely on the forward-looking statements. A forward-looking statement is usually identified by our use of certain terminology including "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" or "intends," or by discussions of strategies or intentions. We are not undertaking any obligation to update these factors or to publicly announce the results of any changes to our forward-looking statements due to future events or developments.

The Limited Market

    Since our inception, we have followed a policy of remaining essentially employee owned. As a result, there has never been a general public market for any of our securities. In order to provide liquidity for our stockholders, however, we have maintained a limited secondary market which we call the "limited market," through our wholly-owned, broker-dealer subsidiary, Bull Inc., which was organized in 1973 for the purpose of maintaining the limited market.

    The limited market permits existing stockholders to offer for sale shares of Class A common stock on predetermined days which we call a "trade date." Generally, there are four trade dates each year that typically occur two weeks after our quarterly board of directors meetings, currently scheduled for January, April, July and October. All shares of Class B common stock to be sold in the limited market must first be converted into 20 times as many shares of Class A common stock. All sales are made at the prevailing price of the Class A common stock determined by the board of directors pursuant to the valuation process described below.

    The purchase of Class A common stock in the limited market is restricted to (i) current employees of SAIC and eligible subsidiaries who desire to purchase Class A common stock in an amount that does not exceed a pre-approved limit established by the board of directors or the operating committee of the board, (ii), current employees, consultants and non-employee directors of SAIC and eligible subsidiaries who have been specifically approved by the board of directors or the operating committee of the board to purchase a specified number of shares which may exceed the pre-approved limit, and (iii) trustees or agents of the retirement and benefit plans of SAIC and its eligible subsidiaries. These employees, consultants, directors, trustees and agents are hereinafter referred to as "authorized buyers." No one, other than these authorized buyers, is eligible to purchase Class A common stock in the limited market. All sellers in the limited market (other than our retirement plans and us) pay Bull, Inc. a commission currently equal to 1% of the proceeds from such sales. No commission is paid by purchasers in the limited market.

    If the aggregate number of shares offered for sale in the limited market on any trade date is greater than the aggregate number of shares sought to be purchased by authorized buyers, offers by stockholders to sell 2,000 or less shares of Class A common stock (or up to the first 2,000 shares if more than 2,000 shares of Class A common stock are offered by any such stockholder) will be accepted first. Offers to sell shares in excess of 2,000 shares of Class A common stock will be accepted on a pro-rata basis determined by dividing the total number of shares remaining under purchase orders by the total number of shares remaining under sell orders. If, however, there are insufficient purchase orders to support the primary allocation of 2,000 shares of Class A common stock for each proposed seller, then the purchase orders will be allocated equally among all of the proposed sellers up to the total number of shares offered for sale.

    We are currently authorized, but not obligated, to purchase shares of Class A common stock in the limited market on any trade date, but only if and to the extent that the number of shares offered for sale by stockholders exceeds the number of shares sought to be purchased by authorized buyers, and we, in our discretion, determine to make such purchases. This determination is not made until the trade date. In making this determination, we will consider a variety of factors, including our cash position and cash flows, investment and capital activities, financial performance, financial covenants, the number of shares outstanding and the amount of the under subscription in the market. In fiscal years 2001 and 2000, we purchased 7,625,797 and 2,010,309 shares, respectively, in the limited market which accounted for 67.7% and 20.4%, respectively, of the total shares purchased by all buyers in the limited market during fiscal years 2001 and 2000.

    During the 2001 and 2000 fiscal years, the trustees of certain of our retirement and benefit plans purchased an aggregate of 1,762,246 and 4,259,275 shares, respectively, in the limited market. These purchases accounted for approximately 15.6% and 43.2% of the total shares purchased by all buyers in the limited market during fiscal years 2001 and 2000, respectively. Such purchases may change in the future, depending on the levels of participation in and contributions to such plans and the extent to which such contributions are invested in Class A common stock.

    To the extent that purchases by the trustees of our retirement and benefit plans decrease and purchases by us do not increase or decrease, the ability of stockholders to resell their shares in the limited market will likely be adversely affected. Although all shares of Class A common stock offered for sale were sold in the limited market on each trade date occurring during the last two fiscal years, we cannot assure you that a stockholder desiring to sell all or a portion of his or her shares of our Class A common stock on any trade date will be able to do so.

    To the extent that the aggregate number of shares sought to be purchased by authorized buyers exceeds the aggregate number of shares offered for sale by stockholders, we may, but are not obligated to, sell authorized but unissued shares of Class A common stock in the limited market. This determination is not made until the trade date. In making this determination, we will consider a variety of factors, including our cash position and cash flows, investment and capital activities, financial performance, financial covenants, the number of shares outstanding and the amount of the over subscription in the market. In fiscal year 2001, we did not sell any shares of Class A common stock in the limited market as the number of shares sought to be purchased by authorized buyers did not exceed the number of shares offered for sale by stockholders. In fiscal year 2000, we sold an aggregate of 1,707,948 shares of Class A common stock in the limited market which accounted for 17.3% of the total shares sold by all sellers in the limited market during fiscal year 2000. To the extent that we choose not to sell authorized but unissued shares of Class A common stock in the limited market, the ability of individuals to purchase shares on the limited market may be adversely affected. We cannot assure you that an individual desiring to buy shares of our Class A common stock in any future trade will be able to do so. For the periods prior to August 31, 1999, the share numbers provided above have been restated to reflect the 4-for-1 split of our Class A common stock.

Use of Proceeds

    We are offering shares of Class A common stock to present and future employees, consultants and directors, which includes shares that are anticipated to be offered and sold directly by our stockholders in our limited market, which shares may be attributable to us by the SEC. We will not receive any proceeds from sales made by our stockholders, even when such sales are attributable to us by the SEC. We will receive proceeds only from sales made directly by us, if any. The net proceeds to be received by us from the sale of shares of Class A common stock we offer, after deducting expenses payable by us which are estimated to be $225,000, will be used for working capital and general corporate purposes.

Determination of Offering Price

    Our board of directors determines the price of the Class A common stock using the valuation process described below. The board of directors reviews and sets the market factor in the formula set forth below, which is used in the valuation process, at the value which causes the formula to yield the stock price which the board believes represents a fair market value for the Class A common stock. The Class A common stock is traded in the limited market maintained by Bull, Inc. at the stock price determined by the board of directors. Our board of directors reviews the stock price at least four times each year, generally at quarterly meetings. These meetings are currently scheduled in January, April, July and October of each year and are held approximately two weeks before the four predetermined Trade Dates. Our certificate of incorporation provides that the price of the Class B common stock is equal to 20 times the stock price applicable to the Class A common stock.

    The following formula is used in the valuation process:

    the price per share is equal to the sum of

  (1)
  a fraction, the numerator of which is our stockholders' equity at the end of the fiscal quarter immediately preceding the date on which a price determination is to occur, adjusted to reflect the value of our publicly traded equity securities classified as investments in marketable securities, as well as the profit or loss impact, if any, on stockholders' equity arising from investment activities, non-recurring gains or losses on sales of business units, subsidiary common stock or similar transactions closed, as of the valuation date ("E") and the denominator of which is the number of outstanding common shares and common share equivalents at the end of such fiscal quarter ("W(1)") and

  (2)
  a fraction, the numerator of which is 5.66 multiplied by the market factor ("M" or "market factor"), multiplied by our operating income for the four fiscal quarters immediately preceding the price determination, net of taxes, excluding investment activities, losses on impaired intangible assets, non-recurring gains or losses on sales of business units, subsidiary common stock and similar items, and including our equity in the income or loss of unconsolidated affiliates and the minority interest in income or loss of consolidated subsidiaries ("P"), and the denominator of which is the weighted average number of outstanding common shares and common share equivalents for those four fiscal quarters, as used by us in computing diluted earnings per share ("W").

    The formula, shown as an equation, is as follows:

Stock Price=	E W(1)	+	5.66MP W

    The number of outstanding common shares and common share equivalents described above in the formula assumes that each share of Class B common stock is converted into 20 shares of Class A common stock.

    The board of directors first used a valuation formula in establishing the price of the Class A common stock in 1972. The valuation formula has periodically been modified ever since. The market factor concept was first added to the formula in 1973 and was mechanically linked to the performance of Nasdaq. The 5.66 factor was added to the formula in 1976 in connection with other modifications to the formula and has not been assessed for change since that time. The 5.66 factor was added as a constant to cause the price generated by the formula to reflect a fair market value of the Class A common stock. In 1984, the board of directors, with the assistance of an outside appraisal firm, began its current practice of establishing the value of the market factor to reflect the broad range of business, financial and market forces that also affect the fair market value of the Class A common stock. To conform to changes in the accounting standards related to the calculation of earnings per share, the board of directors modified the formula in 1998 so that the weighted average shares outstanding, or "W," is derived by reference to our "diluted earnings per share" rather than by reference to "primary earnings per share."

    At its April 2001 meeting, the board of directors approved the modification of the definitions of two formula components, effective for the July 2001 valuation. The modifications are summarized below:

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  "E" or the stockholders' equity component of the formula will equal stockholders' equity at the end of the SAIC fiscal quarter immediately preceding the date on which a price determination is to occur, adjusted to reflect the value of our publicly traded equity securities classified as investments in marketable securities, as well as the profit or loss impact, if any, on stockholders' equity arising from investment activities, non-recurring gains or losses on sales of business units, subsidiary common stock or similar transactions closed, as of the valuation date rather than the value at the end of the most recently completed fiscal quarter.

  •
  "P" or the earnings component of the formula will equal our operating income for the four fiscal quarters immediately preceding the price determination, net of taxes, excluding investment activities, losses on impaired intangible assets, non-recurring gains or losses on sales of business units, subsidiary common stock and similar items, and including our equity in the income or loss of unconsolidated affiliates and the minority interest in income or loss of consolidated subsidiaries. The aggregate amount of these items on a pre-tax basis is disclosed as "segment operating income" in our consolidated financial statements.

    All other terms of the formula remain unchanged.

    The board of directors believes that the valuation process, including the modified definitions, will continue to result in a value that represents a fair market value for the Class A common stock within a broad range of financial criteria. The board also believes that the modified formula definitions will provide greater clarity with respect to the principal determinants of the value of the Class A common stock: our operating performance and the value of our investments.

    Before approving the modified definitions, our board of directors consulted with Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("HLHZ"), an independent valuation firm, which provided an opinion letter to us regarding the definitional changes. In its letter, HLHZ concluded that (i) the Company's modified definitions when used as part of the Company's pricing process will generate a fair market value for the Company's Class A common stock if applied in the manner described in the prospectus and consistent with past practice; (ii) employing the modified definitions as part of the Company's valuation process will provide more visibility into the key contributors to the value of Class A common stock by more explicitly identifying the contributions of the Company's operating performance and investment value of the Class A common stock; and (iii) use of the modified definitions, based on the Company's historical performance and pricing process, should result in less variability in the value of the M factor.

    The board of directors unanimously determined that these definitional changes are appropriate and that our valuation process will continue to generate a fair market value of the Class A common stock within a broad range of financial criteria.

    The board of directors has broad discretion to modify the valuation process. However, the board of directors does not anticipate changing the valuation process unless:

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  a change in the formula or any other aspect of the valuation process used to value the Class A common stock is required under applicable law, or

  •
  in the good faith exercise of its fiduciary duties, the board of directors, including a majority of directors who are not our employees, after consulting with an independent appraisal firm, determines that a change in the formula or any other aspect of the valuation process is appropriate and that the stock price established by the board of directors through the modified valuation process reflects a fair market value of the Class A common stock, or

  •
  in the good faith exercise of its fiduciary duties and after consultation with our independent accountants as to whether the change would result in a charge to earnings upon the sale of Class A common stock, the board of directors, including a majority of the directors who are not our employees, determines that the valuation process no longer results in a fair market value for the Class A common stock.

    In determining the price of the Class A common stock, the board of directors considers many relevant factors, including:

  •
  the performance of the general securities markets and relevant industry groups

  •
  the historical financial performance of SAIC versus comparable public companies

  •
  the prospects for SAIC's future performance

  •
  the value of SAIC's investments

  •
  general economic conditions

  •
  valuation input from HLHZ

    In conjunction with the board of directors' valuation process, HLHZ prepares an appraisal of the Class A common stock. The stock price and market factor, as determined by the board of directors,

remain in effect until subsequently changed by the board of directors. The board of directors has authorized its stock policy committee to review the stock price during the period between meetings of the board of directors to determine whether the stock price continues to represent a fair market value, and if necessary, modify the price. If the stock policy committee considered it appropriate to modify the stock price, it would apply the same valuation process used by the board of directors. The board of directors believes that the current valuation process results in a value which represents a fair market value for the Class A common stock within a broad range of financial criteria.

    The price of the Class A common stock could be subject to significant fluctuations in the future due to a number of factors, including:

  •
  our significant investments in publicly and privately traded companies and the volatility of the price of those companies' shares

  •
  the mix of our commercial and international business as a proportion of our overall business and the volatility associated with companies in these business areas

  •
  the impact of acquisitions, investments, joint ventures and divestitures that we may undertake

Stock Price Tables

    The following tables set forth information concerning the formula price for the Class A common stock, the applicable price for the Class B common stock and each of the variables contained in the formula, including the market factor, in effect for the periods beginning on the dates indicated. As indicated above, the definitions of "E" or stockholders' equity and "P" or earnings in the formula have been modified effective as of the July 2001 valuation. There can be no assurance that the Class A common stock or the Class B common stock will in the future provide returns comparable to historical returns.

Date	Market Factor	"E" or Stockholders' Equity(1)	"W1" or Shares Outstanding(2)	"P" or Earnings(3)	"W" or Weighted Avg. Shares Outstanding(4)	Price Per Share of Class A Common Stock	Price Per Share of Class B Common Stock	Percentage Price Change(5)
July 13, 2001	2.90	$3,240,228,000	238,760,127	$264,390,000	243,836,689	$31.37	$627.40	3.9
October 12, 2001	2.90	2,916,237,000	230,102,050	283,936,000	237,824,353	32.27	645.40	2.9

(1)
"E" or Stockholders' Equity is our stockholders' equity at the end of the fiscal quarter immediately preceding the date on which a price determination is to occur, adjusted to reflect the value of our publicly traded equity securities classified as investments in marketable securities, as well as the profit or loss impact, if any, on stockholders' equity arising from investment activities, non-recurring gains or losses on sales of business units, subsidiary common stock or similar transactions closed, as of the valuation date.

(2)
"W1" or Shares Outstanding is the number of outstanding common shares and common share equivalents at the end of the fiscal quarter immediately preceding the date on which a price determination is to occur.

(3)
"P" or Earnings is our operating income for the four fiscal quarters immediately preceding the price determination, net of taxes, excluding investment activities, losses on impaired intangible assets, non-recurring gains or losses on sales of business units, subsidiary common stock and similar items, and including our equity in the income or loss of unconsolidated affiliates and the minority interest in income or loss of consolidated subsidiaries. The aggregate amount of these items on a pre-tax basis is disclosed as "segment operating income" in our consolidated quarterly and annual financial statements filed with the SEC.

(4)
"W" or Weighted Average Shares Outstanding is the weighted average number of outstanding common shares and common share equivalents for the four fiscal quarters immediately preceding the price determination, as used by us in computing diluted earnings per share.

(5)
Value shown represents the percentage change in the price per share of Class A common stock from the prior quarterly valuation.

Date	Market Factor	"E" or Stockholders' Equity(1)	"W1" or Shares Outstanding(2)	"P" or Earnings(3)	"W" or Weighted Avg. Shares Outstanding(4)	Price Per Share of Class A Common Stock	Price Per Share of Class B Common Stock	Percentage Price Change(5)
October 8, 1999	1.00	$1,710,514,000	259,950,164	$591,681,000	249,790,820	$19.99	$399.80	3.3
January 14, 2000	1.40	1,762,661,000	259,671,296	611,994,000	253,455,768	25.92	518.40	29.7
April 14, 2000	1.70	1,830,282,000	262,311,687	619,849,000	256,270,820	30.25	605.00	16.7
July 14, 2000	0.70	2,837,901,000	259,260,576	1,245,976,000	258,030,351	30.08	601.60	-0.6
October 13, 2000	0.25	3,988,351,000	253,632,224	2,758,698,000	257,684,095	30.87	617.40	2.6
January 12, 2001	0.25	3,819,961,000	252,170,336	2,835,930,000	255,921,172	30.83	616.60	-0.1
April 13, 2001	0.35	3,344,157,000	242,108,532	2,058,956,000	248,904,890	30.20	604.00	-2.0

The table has been restated to reflect the 4-for-1 stock split which became effective on August 31, 1999. The Class A common stock has been rounded to the nearest penny.

(1)
"E" or Stockholders' Equity is our stockholders' equity at the end of the fiscal quarter immediately preceding the date on which a price determination is to occur.

(2)
"W1" or Shares Outstanding is the number of outstanding common shares and common share equivalents at the end of the fiscal quarter immediately preceding the date on which a price determination is to occur.

(3)
"P" or Earnings is our net income for the four fiscal quarters immediately preceding the price determination.

(4)
"W" or Weighted Average Shares Outstanding is the weighted average number of outstanding common shares and common share equivalents for the four fiscal quarters immediately preceding the price determination, as used by us in computing diluted earnings per share.

(5)
Value shown represents the percentage change in the price per share of Class A common stock from the prior quarterly valuation.

Direct Stock Purchase Program

    Under our direct stock purchase program, our employees, directors and consultants are eligible to purchase Class A common stock in the limited marked on a trade date at the stock price determined by our board of directors. The purchase of Class A common stock in the limited market is restricted to:

  (i)
  current employees of SAIC and eligible subsidiaries who desire to purchase Class A common stock in an amount that does not exceed a pre-approved limit established by the board of directors or the operating committee of the board,
  (ii)
  current employees, consultants and non-employee directors of SAIC and eligible subsidiaries who have been specifically approved by the board of directors or the operating committee of the board to purchase a specified number of shares which may exceed the pre-approved limit, and
  (iii)
  trustees or agents of the retirement and benefit plans of SAIC and eligible subsidiaries.

No one, other than these authorized buyers, is eligible to purchase Class A common stock in the limited market. Employees may not request to both buy and sell Class A common stock in the same trade. Receipt of this document does not entitle the recipient to automatically participate in the limited market.

Pre-approved Employee Purchases

    Employees of SAIC and eligible subsidiaries are currently pre-approved by the operating committee of the board to purchase up to $20,000 worth of Class A common stock in the limited market on a trade date. The minimum number of shares that may be purchased in a quarterly trade is adjusted each trade to approximately $500 worth of Class A common stock. The board of directors or the operating committee may modify the amount of the pre-approved purchase and the minimum purchase at any time in its sole discretion.

    Through our first time buyer program (FTBP), employees who have never before purchased stock in a trade may purchase a minimum of approximately $500 up to approximately $1,000 of Class A common stock (rounded up to the next whole share) and receive a match of two vesting stock options for every share purchased under the FTBP. An employee may only participate in the FTBP once, but may purchase additional shares (without an automatic option match) in that same trade or in any subsequent trade.

Offer Cycle Purchases Subject to Approval

    Current employees, consultants and non-employee directors may also purchase Class A common stock in the limited market if, and to the extent, approved by the board of directors or operating committee of the board. These approvals are obtained pursuant to the process outlined below which is commonly referred to as the offer cycle. Employees who wish to request a purchase of more than $20,000 must submit a request through their manager or group stock coordinator at least seven weeks prior to the trade date. Consultants, non-employee directors and employees on leave of absence for personal reasons (other than military leave, medical leave and family leave) are ineligible to purchase stock pursuant to the pre-approved employee purchase process and must submit any request to purchase Class A common stock (even those less than $20,000) through the offer cycle at least seven weeks prior to the trade date. Stock purchase requests endorsed by the group manager are submitted to SAIC Stock Programs, which facilitates the review of the requests by the operating committee. The operating committee typically meets approximately three to four weeks prior to the trade and makes determinations concerning each purchaser's request. Proposed purchasers either receive an offer letter stating the approved purchase amount or are notified if the operating committee has modified the request. An offer letter is mailed to approved purchasers approximately three weeks prior to the trade. The offer letter does not obligate the approved purchaser to make the purchase. Payment (by check) for the purchase of the Class A common stock must be received by Bull, Inc. by 5 p.m. Pacific Time on the day of the trade or the offer expires and the approved purchaser cannot purchase shares in the trade.

Miscellaneous

    The direct stock purchase program is not subject to ERISA. There is no income tax withholding or assessment required at the time of the stock purchase. A taxable event occurs upon the sale or other disposition of the shares.

    The board of directors and operating committee of the board make determinations relating to the eligibility and participation limits and certain higher level policy aspects of the program. SAIC's Corporate Executive Vice President for Administration and Corporate Secretary makes administrative decisions concerning the program. The program is currently expected to continue indefinitely.

    You should not construe the contents of this prospectus or any prior or subsequent communications from us, whether written or oral, as investment, tax or legal advice. This prospectus and its exhibits should be reviewed by your investment, tax or other advisors, accountants and/or legal counsel.

Additional Information

    Our stockholders receive a quarterly report of their SAIC stock account. Additional information about purchasing Class A common stock in the limited market under the direct stock purchase program or the program's administrators may be obtained by calling SAIC's Director of Stock Programs during normal business hours or writing to the SAIC's Stock Programs at our principal executive offices, 10260 Campus Point Drive (telephone: (800) 785-7764).

Selected Financial Information

    The selected historical financial information set forth below should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference into this prospectus. The selected historical financial information set forth below at January 31, 2001 and 2000, and for the years ended January 31, 2001, 2000, and 1999 has been derived from our audited consolidated financial statements incorporated by reference into this prospectus. The selected historical financial information set forth below at January 31, 1999, 1998 and 1997 and for the years ended January 31, 1998 and 1997 has been derived from audited consolidated financial statements not incorporated by reference into this prospectus. The selected historical financial information set forth below as of and for the six months ended July 31, 2001 and 2000 has been derived from our unaudited interim financial statements incorporated by reference into this prospectus which financial statements, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited interim periods. Interim operating results and balance sheet information are not necessarily indicative of the operating results or financial condition that may be expected for the full year.

	Six Months Ended July 31		Year Ended January 31
	2001	2000	2001	2000	1999	1998(1)	1997
	(Amounts in thousands, except per share data)
Revenues	$2,971,391	$2,714,032	$5,895,678	$5,529,676	$4,740,433	$3,089,351	$2,402,224
Cost of revenues	2,377,775	2,177,845	4,626,803	4,303,862	3,732,890	2,623,339	2,094,447
Selling, general and administrative expenses	412,903	389,083	868,504	877,633	684,905	301,093	191,836
(Loss) gain on sale of business units, net and subsidiary common stock(2)	(6,922)	(30,214)	120,507	728,572	3,198	6,341
Net (loss) gain on marketable securities and other investments, including impairment losses(3)	(149,339)	4,045,022	2,656,433	2,498
Interest income	31,928	61,732	108,749	54,667	21,897	12,752	1,453
Interest expense	10,126	10,967	19,615	27,274	33,813	11,682	4,925
Other income (expense), net	2,786	6,999	24,764	(1,059)	(8,083)	(3,229)	740
Minority interest in income of consolidated subsidiaries	6,939	5,951	12,616	44,200	17,842	10,608
Provision for income taxes	18,294	1,624,178	1,219,637	441,536	137,307	73,699	49,529
Cumulative effect of accounting change, net of tax	711

Net income	$38,362	$2,649,975	$2,058,956	$619,849	$150,688	$84,794	$63,680

Earnings per share(4):
Basic	$.17	$11.13	$8.76	$2.61	$.67	$.41	$.32

Diluted	$.16	$10.30	$8.11	$2.42	$.62	$.39	$.31

Common equivalent shares(4):
Basic	221,200	238,002	235,037	237,586	222,483	205,397	196,630

Diluted	235,434	257,169	253,954	256,268	241,216	219,226	206,956

	July 31	January 31
	2001	2001	2000	1999	1998	1997
	(Amounts in thousands)
Total assets	$5,456,965	$6,092,130	$4,405,248	$3,172,546	$2,415,234	$1,012,462
Working capital	1,139,583	1,116,539	848,702	369,473	94,588	270,553
Long-term debt	118,836	118,746	121,289	143,051	145,958	15,227
Other long-term liabilities	291,243	281,225	360,362	318,002	313,677	29,114
Stockholders' equity	3,011,272	3,344,157	1,830,282	1,084,602	754,778	527,459

(1)
Telcordia was acquired in the fourth quarter of 1998; therefore, a full year of operations is not reflected.
(2)
Includes gain on sale of subsidiary stock of $698 million in 2000.
(3)
Includes gains of $4.1 billion and $1.7 billion from sales or exchanges of marketable equity securities and other investments for the year ended January 31, 2001 and the six months ended July 31, 2000, respectively. Also includes impairment losses of $1.4 billion and $85 million on marketable equity securities in the year ended January 31, 2001 and the six months ended July 31,

2001, respectively, as well as $48 million of losses on derivative instruments, net loss of $38 million on sale of investments and a $21 million gain on exchange of an interest in an investment for the six months ended July 31, 2001.

(4)
All share and per share data have been restated to reflect the 4-for-1 stock split effective August 31, 1999.

Plan of Distribution

Class A Common Stock Offered by or Attributed to SAIC

    The shares of Class A common stock offered by us may be offered directly or contingently to present, future and potential employees, consultants and directors of SAIC or any entity in which we have an equity interest (which we refer to as an "affiliate"). We believe that our success depends on our employees, consultants and directors. Therefore, our general policy is to offer these persons opportunities to acquire SAIC Class A common stock as an incentive to become or remain employed by, or affiliated with us or our affiliates.

    As described above under "Direct Stock Purchase Program," the board of directors or the operating committee of the board of directors is authorized to offer shares of Class A common stock to the employees, directors, consultants and trustees or agents of the retirement and benefit plans of SAIC and its affiliates. These sales may be made in our limited market or made directly by us from time to time. In addition, a stockholder may offer to sell shares in our limited market and these sales may be attributed to us by the SEC. Our certificate of incorporation provides that all shares of Class A common stock are subject to a right of first refusal and a right of repurchase by us upon termination of employment or affiliation by an individual stockholder. The repurchase restriction does not apply to qualified employees who elect to have us defer our repurchase rights for five years by entering into a repurchase agreement with us.

Class A Common Stock Offered by the Selling Stockholders

    The selling stockholders whose shares of Class A common stock are also being offered under this prospectus may offer 1,510,333 shares of Class A common stock. The selling stockholders will not be treated more favorably than other stockholders selling in our limited market. Like all stockholders selling shares in the limited market (other than our retirement plans), the selling stockholders will pay a 1.0% percent commission to our wholly-owned, broker-dealer subsidiary, Bull, Inc.

Description of Capital Stock

    We are authorized to issue

  •
  1,000,000,000 shares of Class A common stock

  •
  5,000,000 shares of Class B common stock

  •
  3,000,000 shares of preferred stock

    As of July 31, 2001, 208,319,252 shares of Class A common stock, 272,170 shares of Class B common stock and no shares of preferred stock were issued and outstanding.

    As of July 31, 2001, there were 32,291 record holders of Class A common stock and 130 record holders of Class B common stock.

Common Stock

General

Voting

    Except as otherwise provided by law, the holders of shares of Class A and Class B common stock vote together as a single class in all matters. Each holder of Class A common stock has one vote per share and each holder of Class B common stock has 20 votes per share.

    All the holders of common stock are entitled to cumulate their votes for the election of directors. This means that each Class A stockholder can cast the number of votes that equals the number of shares of Class A common stock held multiplied by the number of directors to be elected. Each Class B stockholder can cast 20 times the number of shares of Class B common stock held multiplied by the number of directors to be elected. Each stockholder may cast all of their votes for a single nominee or may distribute them among any two or more nominees as the stockholder sees fit.

Classified Board of Directors

    Our certificate of incorporation provides for a classified board of directors consisting of three classes which shall be nearly as equal in number as possible. The number of authorized directors is currently fixed at 18 directors, with six directors in each of Class I, Class II and Class III. Each year the stockholders elect a different class of directors to serve a three-year term. Classification of the board of directors requires a greater number of votes to ensure the election of a director than would be required without the classification.

Dividends

    Subject to the rights of any preferred stockholders, the common stockholders have the right to receive dividends that our board of directors declares and to share proportionately in our assets in the event of liquidation or dissolution, after payment of any amounts due to creditors. Any dividend or distribution made with respect to a share of Class B common stock must be 20 times the dividend or distribution made with respect to each share of Class A common stock.

Reclassification

    Neither class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless the relative powers, preferences, rights, qualifications, limitations and restrictions applicable to the other class of common stock are maintained.

Prohibition on Issuance of Class B Common Stock

    Under the terms of our certificate of incorporation, we are prohibited from issuing any additional shares of Class B common stock. The holders may convert each share of Class B common stock at any time into 20 shares of Class A common stock. We will retire all shares of Class B common stock that we reacquire and those shares will not be available for reissuance.

Mergers, Consolidations or Business Combinations

    In any merger, consolidation or business combination to which we are a party, other than one in which we are the surviving corporation and which does not result in any reclassification of or change in the outstanding shares of common stock, each share of Class B common stock is entitled to receive 20 times the consideration to be received with respect to each share of Class A common stock.

Mergers with Related Persons

    Our certificate of incorporation generally requires that mergers and certain other business combinations between us and a related person must be approved by the holders of securities having 80% of our outstanding voting power, as well as by the holders of a majority of such securities that are not owned by the related person. A "related person" means any holder of 5% or more of our outstanding voting power. Under Delaware law, unless the certificate of incorporation provides otherwise, only a majority of our outstanding voting power is required to approve certain of these transactions, such as mergers and consolidations, while certain other of these transactions would not require stockholder approval.

    The 80% and majority of independent voting power requirements of our certificate of incorporation will not apply, however, to a business combination with a related person, if the transaction

  (1)
  is approved by our board of directors before the related person acquired beneficial ownership of 5% or more of our outstanding voting power, or

  (2)
  is approved by at least a majority of the members of our board of directors who are not affiliated with the related person and who were directors before the related person became a related person, or

  (3)
  involves only us and one or more of our subsidiaries and certain other conditions are satisfied.

Amendment of Charter

    The amendment of certain provisions of our certificate of incorporation and bylaws require the approval of at least two-thirds of the total voting power of all of our outstanding shares of voting stock. These provisions relate to the number of directors, the election of directors and the vote of stockholders required to modify the provisions of the certificate of incorporation and bylaws requiring these approvals.

Transfer Agent

    We act as our own transfer agent for both the Class A and Class B common stock.

Restrictions on Class A Common Stock

    The shares of Class A common stock are subject to restrictions under our certificate of incorporation, including

1.  Right of Repurchase Upon Termination of Employment or Affiliation

    Generally, shares of Class A common stock are subject to a right of repurchase upon the termination of the stockholder's employment or affiliation with us.

    Our right of repurchase does not apply to shares of Class A common stock that are held by a stockholder who received the shares

  •
  in connection with our reorganization in 1984 in exchange for shares that were not subject to a right of repurchase upon termination of employment or affiliation

  •
  upon exercise of a non-qualified stock option granted before October 1, 1981 under our 1979 Stock Option Plan that were not converted into incentive stock options

  •
  in exchange for shares of Class B common stock that were not subject to a right of repurchase upon termination of employment or affiliation

  •
  in connection with a stock dividend or a stock split on the outstanding shares of Class A common stock which have been issued under any of the circumstances described in the bullet points above

    Our right of repurchase will apply to all shares of Class A common stock which the stockholder has the right to acquire after his or her termination of employment or affiliation under

  •
  any of our employee benefit plans, except the Employee Stock Retirement Plan or any other retirement or pension plan that we or one of our subsidiaries adopt that does not provide us the repurchase right

  •
  any option or other contractual right to acquire shares of Class A common stock which was in effect at the date of the termination of employment or affiliation

    Our right of repurchase is exercised by mailing a written notice to the stockholder within 60 days following termination of employment or affiliation.

    If we repurchase the shares, the price will be the stock price per share on the date

  •
  of the termination of employment or affiliation, for shares owned by the stockholder on that date or shares acquired after that date in connection with options or other contractual right which were in effect on that date or

  •
  the shares are distributed to the holder, for shares distributed to the holder after termination of employment or affiliation in connection with any of our employee benefit plans

    We will pay for the shares in cash within 90 days of the date used to determine the repurchase price.

    With respect to stock options issued after March 1, 2001, and options issued prior to March 1, 2001 for which the holder has exercised an addendum agreement, if the holder exercises these options within 6 months of termination or within the proper time after termination, our right of repurchase becomes effective 180 days after the option shares are purchased. If we repurchase the shares, the price will be the share price in effect on the 180th day after the option was exercised. Our right of repurchase is exercised by mailing written notice to the holder within 240 days after the exercise and paying for such shares within 270 days after the exercise.

    With respect to shares distributed under our Management Stock Compensation Plan and Key Executive Stock Deferral Plan after termination of employment or affiliation, our right of repurchase becomes effective 210 days after distribution, which we refer to as the effective date. Our right of repurchase is exercised by mailing written notice to the stockholder within 60 days following the effective date. If we repurchase the shares, the price will be the price per share on the effective date.

    Our repurchase right generally is not extended with respect to qualified employees who elect to have us defer the repurchase right for five years by entering into a repurchase agreement with us. Under the Alumni Program, an employee who is over 59 1/2 and has more than 10 years of employment with us at the date of his or her retirement can make this election. During the five-year deferral period, the stockholder may sell shares in our limited market or transfer shares to family members. At the end of the five-year deferral period, all the shares will be subject to repurchase at the stock price in effect at that time. The Alumni Program pertains only to the deferral of the right of repurchase. It does not provide the employee any rights with respect to the vesting or prevent the forfeiture of any shares or options the employee holds at the date of his or her retirement, nor does it guarantee that we will repurchase the shares at the end of the deferral period.

2.  Right of First Refusal

    If a stockholder wants to sell any shares of Class A common stock other than in the limited market, the stockholder must give notice first to our corporate secretary. The notice must include the following:

  •
  a statement signed by the stockholder that he or she wants to sell shares of Class A common stock and has received a valid offer to purchase the shares

  •
  a statement signed by the person offering to buy the shares that includes the following:

    — the intended purchaser's full name, address and taxpayer identification number — the number of shares to be purchased

    — the price per share to be paid — the other terms under which the purchase is intended to be made — a representation that the offer, under the terms specified, is valid

  •
  if the purchase price is payable in cash, a copy of a certified check, cashier's check or money order payable to the stockholder from the purchaser in the amount of the purchase price to be paid in cash

    We have the right to purchase the shares from the stockholder within 14 days on the same terms described in the notice. If we do not exercise this right, the holder may sell the shares within 30 days to the person at the price and on the terms identified in the notice. The holder may not sell the shares to any other person or at any different price or on any different terms without first re-offering the shares to us.

3.  Transfers Other than by Sale

    Except for sales in our limited market and as described above, a stockholder may not sell, assign or transfer any shares of Class A common stock without our prior written approval. We may require the person to whom the shares are transferred to agree to hold the shares subject to our right to repurchase the shares upon the termination of employment or affiliation of the employee, director or consultant who is transferring the shares.

4.  Lapse or Waiver of Restrictions

    All of the restrictions on the Class A common stock will automatically terminate if we make an underwritten public offering of either class of our common stock or apply to have any class of our common stock listed on a national securities exchange. In addition, our board of directors may waive any or all of the restrictions on shares of Class A common stock in other circumstances deemed appropriate.

Preferred Stock

    Under our certificate of incorporation, the board of directors may issue shares of preferred stock at any time in one or more series without stockholder approval. Further, the issuance of preferred stock must be approved by a majority of our independent directors who do not have an interest in the transaction and who have access, at our expense, to independent legal counsel. The board of directors determines the designations, preferences and relative rights, qualifications and limitations of each series. Each series of preferred stock could rank senior to the Class A and Class B common stock with respect to dividend, redemption and liquidation rights.

    Holders of preferred stock would not have any preferential right to purchase any shares of our capital stock. We do not have any present plan to issue any shares of preferred stock.

Anti-Takeover Effects

    The combined effect of a variety of provisions may discourage, delay or prevent attempts to acquire control of us that are not approved by the board of directors. These provisions include:

  •
  the classification of our board of directors into three different classes

  •
  the cumulative voting rights of the stockholders

  •
  the supermajority vote requirements for mergers or business combinations with related persons

  •
  the provisions of the certificate of incorporation and bylaws requiring two-thirds approval for certain amendments to the certificate of incorporation or bylaws

  •
  our right of first refusal

  •
  our right of repurchase upon termination of employment or affiliation

    These provisions may have the effect of discouraging takeover attempts that some stockholders might consider to be in their best interests, including tender offers in which stockholders might receive a premium for their shares over the stock price available in our limited market.

    These provisions may also make it more difficult for individual stockholders or a group of stockholders to elect directors. However, our board of directors believes that these provisions are in the best interests of us and our stockholders. These provisions may encourage potential acquirers to negotiate directly with our board of directors, which is in the best position to act on behalf of all stockholders.

Selling Stockholders

    Each of the selling stockholders is or has been a director and/or officer of us within the past three years. The following table presents information as of July 31, 2001 regarding the number of shares of Class A common stock owned by each selling stockholder. Shares issuable upon the exercise of stock options that are exercisable within 60 days of July 31, 2001 and shares allocated to the selling stockholder's accounts as of July 31, 2001 under our employee benefit plans are included. The information shown is adjusted to reflect the sale of all shares of Class A common stock being offered by each selling stockholder. The table does not give effect to the sale of any shares of Class A common stock being offered by us. Except as indicated below, all the shares are owned of record and beneficially. The percentage of shares owned is based upon the total number of outstanding shares of Class A common stock at July 31, 2001.

    Based upon the total number of shares of Class A and Class B common stock outstanding at July 31, 2001 and assuming that each outstanding share of Class B common stock is converted into 20 shares of Class A common stock

    •
    Dr. J.R. Beyster owns 1.48% of common stock before the offering and would own 1.42% after the offering and

    •
    All of the selling stockholders as a group own 3.54% of common stock before the offering and would own 2.84% after the offering.

    The number of shares of Class A common stock sold by any of the selling stockholders pursuant to this prospectus may not exceed, during any three month period, one percent of the total outstanding shares of common stock of SAIC.

    The "Other Selling Stockholders Group" listed in the following table is comprised of 13 directors and officers that together held less than 1% of Class A common stock immediately prior to the offering.

	Shares Owned Prior to Offering				Shares Owned After the Offering
Name and Position				Number of Shares Being Offered
	Number(1)		Percentage		Number(1)		Percentage
J.R. Beyster Chairman of the Board, Chief Executive Officer and President	3,160,861	(2)	1.48%	125,000	3,035,861	(2)	1.43%
J.E. Glancy Director and Executive Vice President	634,394		*	200,000	434,394		*
J.D. Heipt Corporate Executive Vice President	411,890		*	20,000	391,890		*
B.R. Inman Director	273,581		*	30,000	243,581		*
W.A. Roper, Jr. Corporate Executive Vice President	280,726		*	100,000	180,726		*
J.P. Walkush Director and Executive Vice President	376,613		*	100,000	276,613		*
J.H. Warner, Jr. Director and Corporate Executive Vice President	508,849		*	50,000	458,849		*
Other Selling Stockholders Group	1,968,860		*	885,333	1,083,527		*

(1)
Includes shares that are owned of record by family members and/or trusts.

(2)
Includes 44,023 shares held by The Beyster Family Foundation.

*
Represents less than 1% of both:

•
the outstanding shares of Class A common stock and

•
the outstanding shares of Class A common stock assuming that each outstanding share of Class B common stock is converted into 20 shares of Class A common stock.

    The 1,510,333 shares of Class A common stock registered for sale by the selling stockholders listed above represent only the maximum number of shares these stockholders may sell in accordance with this prospectus. Of the 600,000 shares of Class A common stock offered by selling stockholders under our prospectus dated September 1, 2000, as of July 31, 2001, 435,547 were actually sold by those stockholders.

Business

Overview

    We provide diversified professional and technical services involving the application of scientific expertise to solve complex technical problems for government and commercial customers in the U.S. and abroad. These services frequently involve computer and systems technology.

    Our technical services consist of basic and applied research services; design and development of computer software; systems integration; systems engineering; technical operational and management support services; environmental engineering; design and integration of network systems; technical engineering and consulting support services; and development of systems, policies, concepts and programs. The high-technology products, which we design and develop, include customized and standard hardware and software, such as automatic equipment identification technology, sensors and nondestructive imaging instruments.

    Through our Telcordia subsidiary, we are a global provider of software, engineering and consulting services, advanced research and development, technical training and other services to the telecommunications industry.

    We provide technical services in our key vertical market areas of "Information Technology," "National Security," "Telecommunications," "Health Care," "Energy," "Environment" and a group of general market categories called "Other," which includes our transportation, logistics, space and utilities business areas and information technology support to federal civil agencies.

    Our operating groups, which we call "Groups" are divided into three segments, Regulated, Non-Regulated Telecommunications and Non-Regulated Other, depending on the nature of the customers, the contractual requirements and the regulatory environment governing our services. While the Regulated, Non-Regulated Telecommunications and Non-Regulated Other segments represent the management approach for making decisions and assessing performance, our decentralized marketing approach focuses on our key vertical markets. Marketing decisions based on vertical markets are typically made at the lowest operational level.

    Groups in the Regulated segment provide technical services and products through contractual arrangements as either a prime contractor or a subcontractor to other contractors, primarily for departments and agencies of the U.S. Government, including the Department of Defense, Department of Energy, Department of Health and Human Services, Department of Justice, Department of Transportation, Department of Treasury, Department of Veterans Affairs, Environmental Protection Agency and National Aeronautics and Space Administration. Operations in the Regulated segment are subject to specific regulatory accounting and contracting guidelines such as Cost Accounting Standards and Federal Acquisition Regulations. The Regulated segment includes business from all of our vertical market areas. The percentage of our revenues attributable to the Regulated segment for fiscal years 2001, 2000 and 1999 were 62%, 59% and 58%, respectively.

    Groups in the Non-Regulated Telecommunications and the Non-Regulated Other segments provide technical services and products primarily to customers in commercial markets. Generally, operations in the Non-Regulated Telecommunications and the Non-Regulated Other segments are not subject to specific regulatory accounting or contracting guidelines.

    Groups in the Non-Regulated Telecommunications segment are primarily involved in the telecommunications business area. For 2001, 2000 and 1999, our Telcordia subsidiary made up the Non-Regulated Telecommunications segment. The percentage of our revenues attributable to the Non-Regulated Telecommunications segment for fiscal years 2001, 2000 and 1999 were 27%, 25% and 26%, respectively.

    The Non-Regulated Other segment includes business from all of our vertical market areas except for National Security and Space (which is part of the "Other" vertical market). The percentage of our revenues attributable to the Non-Regulated Other segment for fiscal years 2001, 2000 and 1999 were 11%, 15% and 16%, respectively. For certain other financial information regarding our reportable segments and geographic areas, see Note C of the Notes to Consolidated Financial Statements on page F-14 incorporated by reference into this prospectus.

    We hold and manage substantially all of our equity investment interests in publicly traded and private emerging technology companies in our wholly-owned subsidiaries, SAIC Venture Capital Corporation, which we call "SAIC Venture Capital," and Telcordia Venture Capital Corporation. On February 11, 2000, SAIC Venture Capital sold 6,700,000 shares of Class A Common Stock of Network Solutions, Inc., which we call "NSI" in a secondary public offering. NSI provides Internet domain name registration services and Intranet consulting and network design and implementation services. Prior to the secondary offering, SAIC Venture Capital had approximately a 44.7% ownership interest in NSI. On March 10, 2000, NSI completed a 2-for-1 stock split. Subsequent to the stock split and the sale, SAIC Venture Capital owned 16,300,000 shares of NSI's Class A Common Stock, which represented approximately 22.6% of the outstanding stock of NSI. On June 8, 2000, NSI merged and became a wholly-owned subsidiary of VeriSign, Inc., a publicly traded company and leading provider of Internet trust services, which we call "VeriSign." On the effective date of the merger, we held approximately 9% of VeriSign's outstanding shares.

    We hold 60% of the common stock of a joint venture, Informática, Negocios y Tecnología, S.A., which we call "INTESA," which was formed with Venezuela's national oil company, Petróleos de Venezuela, S.A., which we call "PDVSA." INTESA provides information technology services in Latin America, with its principal customer being PDVSA. We own 55% of AMSEC LLC, a joint venture that provides maintenance engineering and technical support services to the U.S. Navy and marine industry customers.

    We were originally incorporated as a California corporation in 1969 and re-incorporated as a Delaware corporation in 1984. Our principal office and corporate headquarters are located in San Diego, California at 10260 Campus Point Drive, San Diego, California 92121 and our telephone number is (858) 826-6000. All references to "we," "us," or "our" include, unless the context indicates otherwise, our predecessor and subsidiary corporations.

Technical Services

    We provide technical services to our customers in the vertical market areas listed below. Technical services are sold to government and commercial customers in the Regulated, Non-Regulated Telecommunications and Non-Regulated Other segments. Technical services in the National Security and Space vertical markets are provided to government customers and reported primarily in the Regulated segment.

Information Technology

    Our information technology-related technical services include information technology outsourcing services, information protection and electronic business security services, Intranet consulting and network design services.

National Security

    We provide a wide array of national security-related technical services to our government customers primarily in the Regulated segment. These services include advanced research and technology development, systems engineering and systems integration and technical, operational and management support services.

Telecommunications

    In the telecommunications area, we provide interoperable network design and implementation, new software and enhancements of existing software for network management and operation, consulting and engineering services and telecommunications software.

Health Care

    We provide health-related technical services, including medical information systems, technology development and research support services.

Energy

    We provide energy-related technical services, including safety evaluations, security, reliability and availability engineering evaluations, technical reviews, quality assurance, information systems, plant monitoring systems and project management.

Environment

    We perform site assessments, remedial investigations and feasibility studies, remedial actions, technology evaluations, sampling, monitoring and regulatory compliance support and training in the environmental area.

Other Technical Services

    We provide technical services in transportation, space, and security systems management, including advanced traffic and intermodal freight management, material control and computer and information security, engineering support for NASA's Space Shuttle and Space Station programs, and undersea data collection, transmission and analysis systems and services. We also provide technical services to law enforcement agencies and educational organizations.

Resources

    The technical services and products that we provide to government and commercial customers in the Regulated, Non-Regulated Telecommunications and Non-Regulated Other segments utilize a wide variety of resources. We can obtain a substantial portion of the computers and other equipment, materials and subcontracted work that we require from more than one supplier. However, with respect to certain products and programs, we depend on a particular source or vendor. While a temporary or permanent disruption in the supply of these materials or services could cause inconvenience or delay or impact the profitability of any affected program or product, we believe it would not have a material adverse effect on our financial condition or operations as a whole.

    The availability of skilled employees who have the necessary education and/or experience in specialized scientific and technological disciplines remains critical to our future growth and profitability. Competition for personnel in the commercial information technology area of both the Non-Regulated Telecommunications and the Non-Regulated Other segments is particularly intense. Because of our growth and the competition for experienced personnel, it has become more difficult to meet all of our needs for these employees in a timely manner. However, these difficulties have not had a significant impact on us to date. We intend to continue to devote significant resources to recruit and retain qualified employees. We also maintain a variety of benefit programs for our employees, including retirement and bonus plans, group life, health, accident and disability insurance as well as the opportunity to participate in our employee ownership program.

Marketing

    Our marketing activities in the Regulated, Non-Regulated Telecommunications and Non-Regulated Other segments are focused on key vertical markets and are primarily conducted by our own professional staff of engineers, scientists, analysts and other personnel. Our marketing approach for our technical services begins with the development of information concerning the requirements of our government, commercial and other potential customers for the types of technical services that we provide. This information is gathered in the course of contract performance, reviewing requests for competitive bids, formal briefings, participation in professional organizations and published literature. This information is then evaluated and exchanged among our internal marketing groups (organized along functional, geographic and other lines) in order to devise and implement, subject to management review and approval, the best means of taking advantage of available business opportunities, including the preparation of proposals responsive to the stated and perceived needs of customers. Our products may be marketed with the assistance of independent sales representatives.

Competition

    Our business is highly competitive, particularly in the business areas of telecommunications and information technology outsourcing in both the Non-Regulated Telecommunications and the Non-Regulated Other segments. We have a large number of competitors, some of which have been established longer and have substantially greater financial resources and larger technical staffs. We also compete with smaller, more specialized entities that are able to concentrate their resources on particular areas. In the Regulated segment, we also compete with the U.S. Government's own in-house capabilities and federal non-profit contract research centers.

    We compete on the basis of technical expertise, management and marketing abilities and price. Our continued success is dependent upon our ability to hire and retain highly qualified scientists, engineers, technicians, management and professional personnel who will provide superior service and performance on a cost-effective basis.

Significant Customers

    During fiscal years 2001, 2000 and 1999, approximately 86%, 87% and 85%, respectively, of the revenues in the Regulated segment were attributable to prime contracts (as more fully described below) with the U.S. Government, or to subcontracts with other contractors engaged in work for the U.S. Government.

    Telcordia historically has derived a majority of its revenues from the regional Bell operating companies, which we call "RBOCs." The percentage of the revenues in the Non-Regulated Telecommunications segment from the RBOCs was 62% in fiscal year 2001, 53% in fiscal year 2000 and 62% in fiscal year 1999.

    During fiscal years 2001, 2000 and 1999, approximately 46%, 40% and 42%, respectively, of the revenues in the Non-Regulated Other segment were attributable to PDVSA, our partner in our INTESA joint venture.

Government Contracts

    The U.S. Government is our primary customer in the Regulated segment. Many of the U.S. Government programs in which we participate as a contractor or subcontractor may extend for several years; however, such programs are normally funded on an annual basis. All U.S. Government contracts and subcontracts may be modified, curtailed or terminated at the convenience of the government if program requirements or budgetary constraints change. If a contract is terminated for convenience, we are generally reimbursed for our allowable costs through the date of termination and are paid a proportionate amount of the stipulated profit or fee attributable to the work actually performed.

    Although contract and program modifications, curtailments or terminations have not had a material adverse effect on us in the past, no assurance can be given that such modifications, curtailments or terminations will not have a material adverse effect on our financial condition or results of operations in the future.

    Contract costs for services or products supplied to the U.S. Government, including allocated indirect costs, are subject to audit and adjustments as a result of negotiations between U.S. Government representatives and us. Substantially all of our indirect contract costs have been agreed upon through fiscal year 2000. Contract revenues for 2001 have been recorded in amounts which are expected to be realized upon final settlement with the U.S. Government. However, no assurance can be given that audits and adjustments for 2001 will not result in decreased revenues or profits for those years.

Contract Type

    Our business with the U.S. Government and other customers is generally performed under cost-reimbursement, time-and-materials, fixed-price level-of-effort or firm fixed-price contracts. Under cost-reimbursement contracts, the customers reimburse us for our direct costs and allocable indirect costs, plus a fixed fee or incentive fee. Under time-and-materials contracts, we are paid for labor hours at negotiated, fixed hourly rates and reimbursed for other allowable direct costs at actual costs plus allocable indirect costs. Under fixed-price level-of-effort contracts, the customer pays us for the actual labor hours provided to the customer at negotiated hourly rates up to a fixed ceiling. Under firm fixed-price contracts, we are required to provide stipulated products or services for a fixed price. Because we assume the risk of performing a firm fixed-price contract at a set price, the failure to accurately estimate ultimate costs or to control costs during contract performance could result, and in some instances has resulted, in reduced profits or losses for particular contracts.

    During fiscal years 2001, 2000 and 1999, approximately 51%, 55% and 60%, respectively, of the Regulated segment revenues were derived from cost-reimbursement contracts and approximately 15%, 15% and 15%, respectively, of the Regulated segment revenues were from firm fixed-price contracts, with the balance from time-and-materials and fixed-price level-of-effort contracts.

    During fiscal years 2001, 2000 and 1999, less than 1%, 2% and 2%, respectively, of the Non-Regulated Telecommunications segment revenues were derived from cost-reimbursement contracts and approximately 80%, 85% and 73%, respectively, of the Non-Regulated Telecommunications segment revenues were from firm fixed-price contracts, with the balance from time-and-materials and fixed-price level-of-effort contracts.

    During fiscal years 2001, 2000 and 1999, approximately 16%, 7% and 11%, respectively, of the Non-Regulated Other segment revenues were derived from cost-reimbursement contracts and approximately 45%, 64% and 67%, respectively, of the Non-Regulated Other segment revenues were from firm fixed-price contracts, with the balance from time-and-materials and fixed-price level-of-effort contracts.

    Any costs that we incur prior to the execution of a contract or contract amendment are incurred at our risk, and it is possible that the customer will not reimburse us for these pre-contract costs. Pre-contract costs at January 31, 2001 and 2000 were $27,141,000 and $25,743,000, respectively, for the Regulated segment; $2,580,000 and $2,161,000, respectively, for the Non-Regulated Telecommunications segment; and $806,000 and $912,000, respectively, for the Non-Regulated Other segment. We expect to recover substantially all these costs; however, no assurance can be given that the contracts or contract amendments will be executed or that we will recover the related costs.

Patents and Proprietary Information

    Other than with respect to Telcordia, our technical services and products are not generally dependent upon patent protection. We claim a proprietary interest in certain of our products, software programs, methodology and know-how. This proprietary information is protected by copyrights, trade secrets, licenses, contracts and other means.

    In the Non-Regulated Telecommunications segment, Telcordia's patent portfolio consists of more than 1,300 U.S. and foreign patents. More than 200 of these patents have been licensed to organizations worldwide. Telcordia has been granted patents across a wide range of disciplines, including telecommunications transmission, services and operations, optical networking, switching, wireless communications, protocols, architecture and coding. Along with Telcordia, we actively pursue opportunities to license our technologies to third parties and evaluate potential spin-offs of our technologies.

    In connection with the performance of services for customers in the Regulated segment, the U.S. Government has certain rights to data, computer codes and related material that we develop under U.S. Government-funded contracts and subcontracts. Generally, the U.S. Government may disclose such information to third parties, including, in some instances, competitors. In the case of subcontracts, the prime contractor may also have certain rights to the programs and products that we develop under the subcontract.

Backlog

    Backlog includes only the funded dollar amount of contracts in process and does not include the dollar amount of projects for which we have been given permission by the customer (i) to begin work but for which a formal contract has not yet been entered into or (ii) to extend work under an existing contract prior to the formal amendment or modification of the existing contract. In these cases, either contract negotiations have not been completed or a contract or contract amendment has not been executed. When a contract or contract amendment is executed, the backlog will be increased by the difference between the dollar value of the contract or contract amendment and the revenue recognized to date.

    The backlog at January 31, 2001 and 2000 for the Regulated segment was approximately $2,421,000,000 and $1,742,000,000, respectively, for the Non-Regulated Telecommunications segment it was approximately $2,313,000,000 and $1,261,000,000, respectively, and for the Non-Regulated Other segment it was $394,000,000 and $340,000,000, respectively. We expect that a substantial portion of our backlog at January 31, 2001 will be recognized as revenues prior to January 31, 2002. Some contracts associated with the backlog are incrementally funded and may continue for more than one year.

Employees and Consultants

    As of July 20, 2001, we employed approximately 41,400 full and part time employees. We also use consultants to provide specialized technical and other services on specific projects. To date, we have not experienced any strikes or work stoppages and we consider our relations with our employees to be good.

    The highly technical and complex services and products provided by us are dependent upon the availability of professional, administrative and technical personnel having high levels of training and skills. Competition for personnel in the commercial information technology area of both the Non-Regulated Telecommunications and the Non-Regulated Other segment is particularly intense. Because of our growth and competition for experienced personnel, it has become more difficult to meet all of our needs for these employees in a timely manner. However, such difficulties have not had a significant impact on us to date. We intend to continue to devote significant resources to recruit and retain qualified employees. Management believes that our employee ownership programs and philosophy are major factors in our ability to attract and retain qualified personnel.

Legal Matters

    The legality of the Class A common stock being offered hereby has been reviewed for us and the selling stockholders by Douglas E. Scott, Esq., Senior Vice President and General Counsel of SAIC. As of July 31, 2001, Mr. Scott owned of record 62,214 shares of Class A common stock, had the right to acquire an additional 51,200 shares pursuant to previously granted stock options and beneficially owned a total of 19,236 shares through our retirement plans.

Available Information

    We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-8 to register the shares of Class A common stock being offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the shares of Class A common stock offered in this prospectus, you should refer to the registration statement and its exhibits and our other SEC filings.

    You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street NW in Washington, D.C., or those located in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

Incorporation of Information by Reference

    The SEC allows us to "incorporate by reference" into this prospectus certain information we have filed with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus.

    We incorporate by reference the documents listed below:

  •
  Annual Report on Form 10-K/A for the year ended January 31, 2001, which we refer to as the 2001 10-K

  •
  Quarterly Reports on Form 10-Q for the quarters ended April 30, and July 31, 2001

  •
  Current Reports on Form 8-K filed with the SEC on April 5, 2001, April 16, 2001 and July 18, 2001

  •
  Proxy Statement dated June 8, 2001

  •
  All reports we have filed pursuant to Section 13(a) or 15(d) of the Exchange Act since January 31, 2001 up to the effective date of this prospectus

  •
  The description of the Class A Common Stock, par value $.01 per share, contained in our registration statement on Form 8-A, which was filed with the SEC and declared effective as of August 23, 1984, as amended on April 28, 1998 and September 13, 1999, and including any other amendment or report filed for the purpose of updating such description.

    All documents we filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this registration statement and prior to the filing of a post-effective amendment that indicates all securities offered have been sold or that deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part of it from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes any such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

    You may request a copy of these filings, at no cost, by writing to or telephoning our corporate secretary at the following address and telephone number:

    Science Applications International Corporation
    10260 Campus Point Drive
    San Diego, California 92121
    Attention: Corporate Secretary
    Tel: (858) 826-7323

    You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

Indemnification

    Our restated certificate of incorporation provides for us to indemnify our directors and officers to the fullest extent authorized by Delaware law. This indemnification would cover all expenses and liabilities reasonably incurred in connection with their services for or on behalf of us. In addition, our restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted under our amended and restated certificate of incorporation or otherwise to our directors, officers, or controlling persons of SAIC, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of SAIC in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

12,310,333 Shares
Class A Common Stock

PROSPECTUS

October 17, 2001

PART II

Information Required in the Registration Statement

Item 3. Incorporation of Documents by Reference.

    The following documents, which have been filed by SAIC with the SEC, are incorporated by reference in this registration statement:

    1.  Our Annual Report on Form 10-K/A for the year ended January 31, 2001;

    2.  Our Quarterly Reports on Form 10-Q for the quarters ended April 30, and July 31, 2001;

    3.  Our Current Reports on Form 8-K filed with the SEC on April 5, April 16 and July 18, 2001;

    4.  Our Proxy Statement filed with the SEC on July 8, 2001; and

    5.  Our registration statement on Form 8-A, as amended on September 13, 1999 and filed under Section 12 of the Exchange Act.

    All documents that we subsequently file under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 before we file a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents.

    Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4. Description of Securities.

    Not applicable.

Item 5. Interests of Named Experts and Counsel.

    The legality of the Class A common stock being offered hereby has been reviewed for SAIC and the selling stockholders by Douglas E. Scott, Esq., Senior Vice President and General Counsel of SAIC. As of July 31, 2001, Mr. Scott owned of record 62,214 shares of Class A common stock, had the right to acquire an additional 51,200 shares pursuant to previously granted stock options and beneficially owned a total of 19,236 shares through retirement plans of SAIC.

Item 6. Indemnification of Directors and Officers

    Section 102 of the General Corporation Law of the State of Delaware ("GCL") allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit. The Registrant's Restated Certificate of Incorporation contains a provision which eliminates directors' personal liability as set forth above.

    Article FIFTEENTH of the Registrant's Restated Certificate of Incorporation provides in effect that the Registrant shall indemnify its directors and elected and appointed officers to the fullest extent

II–1

authorized or permitted by the GCL and authorizes the Board of Directors of the Registrant to provide similar indemnification rights to employees and agents of the Registrant. The indemnification rights provided by Article FIFTEENTH shall continue as to a person who has ceased to be a director or officer of the Registrant and shall inure to the benefit of his or her heirs, executors and administrators. The right to indemnification includes the right to be paid by the Registrant the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition. The rights to indemnification and advancement of expenses contained in Article FIFTEENTH are not exclusive of any rights which an indemnified person may have or hereafter acquire under the Restated Certificate of Incorporation or bylaws of the Registrant, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

    Section 145 of the GCL provides that a Delaware corporation has the power to indemnify its officers and directors in certain circumstances. Subsection (a) of Section 145 of the GCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no cause to believe his or her conduct was unlawful.

    Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

    Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation is empowered to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

    The Registrant also has directors and officers liability insurance with policy limits of $100 million, under which directors and officers of the Registrant are insured against certain liabilities which they may incur in such capacities.

Item 7. Exemption From Registration Claimed.

    Not applicable.

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Item 8. Exhibits

Exhibit No.	Description of Exhibits	Incorporated by Reference From
4(a)	Article FOURTH of the Registrant's Restated Certificate of Incorporation	Annex I of Registrant's Proxy Statement for the 1999 Annual Meeting of Stockholders as filed April 1999 with the SEC (the "1999 Proxy").
5(a)	Opinion of Douglas E. Scott, Esq.	Exhibit 5(a) to Registrant's Form S-2 as filed with the SEC on August 16, 2001.
23(a)	Consent of Douglas E. Scott, Esq.**
23(b)	Consent of Deloitte & Touche LLP.**
23(c)	Consent of PricewaterhouseCoopers LLP.**
23(d)	Consent of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.**

**
Filed herewith.

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Item 9. Undertakings

  (a)
  Rule 415 Offering

    The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
Securities and Exchange Commission Policy Regarding Indemnification

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of the expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c) The undersigned registrant hereby undertakes to file a Current Report on Form 8-K after each price determination of the Class A common stock which will include a table showing the values of each element of the formula for the most recent price determination and the three preceding price determinations.

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Signatures

    Pursuant to the requirements of the Securities Act of 1933, Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Amendment No. 1 on Form S-8 to the Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Diego, State of California on October 17, 2001.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
By:	* J.R. Beyster Chairman of the Board and Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 on Form S-8 to the Registration Statement on Form S-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* J.R. Beyster	Chairman of the Board and Principal Executive Officer	October 17, 2001
* T.E. Darcy	Principal Financial Officer	October 17, 2001
* P.N. Pavlics	Principal Accounting Officer	October 17, 2001
* D.P. Andrews	Director	October 17, 2001
* W.H. Demisch	Director	October 17, 2001
D.W. Dorman	Director
* J.E. Glancy	Director	October 17, 2001
* B.R. Inman	Director	October 17, 2001

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* A.K. Jones	Director	October 17, 2001
* H.M.J. Kraemer, Jr.	Director	October 17, 2001
* C.B. Malone	Director	October 17, 2001
* S.D. Rockwood	Director	October 17, 2001
L.A. Simpson	Director
* R.C. Smith, Jr.	Director	October 17, 2001
* M.E. Trout	Director	October 17, 2001
* J.P. Walkush	Director	October 17, 2001
* J.H. Warner, Jr.	Director	October 17, 2001
* J.A. Welch	Director	October 17, 2001
* A.T. Young	Director	October 17, 2001
*D.E. SCOTT D.E. Scott, as attorney-in-fact

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QuickLinks

Table of Contents
Risk Factors
Statement Regarding Forward-Looking Statements
The Limited Market
Use of Proceeds
Determination of Offering Price
Direct Stock Purchase Program
Selected Financial Information
Plan of Distribution
Description of Capital Stock
Selling Stockholders
Business
Legal Matters
Available Information
Incorporation of Information by Reference
Indemnification
PART II Information Required in the Registration Statement
Signatures